FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN
PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For November 26, 2007

Commission File Number: 0-31190

CANPLATS RESOURCES CORPORATION

999 West Hastings Street, #1180, Vancouver, British Columbia V6C 2W2

 1.   Notice of Annual General Meeting dated November 14, 2007
 2.   Management Information Circular dated November 14, 2007
 3.   AGM Materials - Voting Instruction Form (VIF)
 4.   AGM Materials - Form of Proxy
 5.   AGM  Materials - NI Card
 6.   Annual Report, July 31, 2007
 7.   Form 52-109F1 - Certification of Annual Filings - CEO dated November 21, 2007
 8.   Form 52-109F1 - Certification of Annual Filings - CFO dated November 21, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  ☑     Form 40-F  ❒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes  ❒              No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2007

    Canplats Resources Corporation
      (Registrant)

/s/ Joseph J. Ovsenek
By:	_______________________________
Joseph J. Ovsenek Assistant Corporate Secretary